August 2, 2011

BY EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:    The Medicines Company
Form 10-K for the fiscal year ended December 31, 2010
Form 10-Q for the quarterly period ended March 31, 2011
Filed May 10, 2011
File Number: 000-31191

Ladies and Gentlemen:
Enclosed please find our responses to the comments regarding the above referenced filings contained in a letter from Jim B. Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Glenn P. Sblendorio, Executive Vice President and Chief Financial Officer, of The Medicines Company (the “Company”, “MDCO”, “we”, or “our”), dated July 21, 2011.
All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in your letter. Your comments are in bold and our responses and supplemental information are in regular type. We hope this is helpful to you in reviewing this response letter.
Form 10-K for the fiscal year ended December 31, 2010
Item 1A. Risk Factors, page 32

1.     Please provide us proposed disclosure to be included in MD&A of future periodic reports that includes a quantified discussion of how the Patient Protection and Affordable Care Act of 2010 will affect your operational results, including any cost increases to you in the form of higher rebate payments, the industry wide “pharmaceutical excise tax” etc.

Response:

Mr. Jim B. Rosenberg
August 2, 2011

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “PPACA”) contains provisions that will affect the operational results of companies in the pharmaceutical industry and other healthcare related industries by imposing on them additional costs. Specifically, under the PPACA:

•
The 340B Drug Pricing Program under the Public Health Service Act requires companies in the pharmaceutical industry to sell certain covered outpatient drugs to certain federal grantees, federally-qualified health center look-alikes and qualified disproportionate share hospitals at discounted prices. The PPACA extends the 340B Drug Pricing Program to cover certain children's hospitals, free-standing cancer centers, critical access hospitals, sole community hospitals and rural referral centers.

◦
MDCO impact: Prior to the enactment of PPACA, our primary product, Angiomax, already participated in the 340B Drug Pricing Program. We expect to continue to sell Angiomax to the facilities covered by the 340B Drug Pricing Program (including the additional facilities added by the PPACA) and that such sales will be subject to the discounted prices mandated by the 340B Drug Pricing Program. We will separately quantify the impact of our overall participation in the 340B Drug Pricing Program in our “Results of Operations” of the MD&A section of our Form 10-Q for the quarter ended June 30, 2011 (the “June 30 10-Q”) under the caption “Net Revenue” and also in our future periodic reports.

•	Mandatory rebates for drugs sold into the Medicaid program have been increased, and the rebate requirement has been extended to drugs used in risk-based Medicaid managed care plans.

◦
MDCO impact: Our primary product, Angiomax, does not have significant utilization in the Medicaid program or in risk-based Medicaid managed care plans. In 2010, our Medicaid rebates totaled $0.6 million. In 2011, we expect our Medicaid rebates to total less than $1 million. We will disclose separately the amount of our Medicaid rebates in future periodic reports to the extent they are material to an understanding of our results of operations.

•
Pharmaceutical companies are required to pay an annual non-tax deductible fee to the federal government based on each company's market share of prior year total sales of branded products to certain federal healthcare programs, such as Medicare, Medicaid, Department of Veterans Affairs and Department of Defense (the “Healthcare Sales Fee”). The aggregated industry-wide fee is expected to total $28 billion through 2019, of which $2.5 billion will be payable in 2011.

◦
MDCO impact: Our pharmaceutical sales constitute a small portion of the total federal health program pharmaceutical market. As a result, our annual assessment for the Healthcare Sales Fee from the Internal Revenue Service for 2011 was $0. We do not expect our sales to the covered healthcare programs to increase significantly in the near future and as a result we do not expect that the annual assessment for the Healthcare Sales Fee in future periods will have a material impact on our financial results. However, we will continue to monitor our annual assessments for the Healthcare Sales Fee and will provide separate disclosure in our future periodic reports to the extent that the amount of the annual assessment for the Healthcare Sales Fee is material to an understanding of our results of operations.

Mr. Jim B. Rosenberg
August 2, 2011

•	Pharmaceutical companies are required to offer discounts on brand-name drugs to patients who fall within the Medicare Part D coverage gap, commonly referred to as the “Donut Hole.”

◦	MDCO impact: Our products are not impacted by this provision as they are covered under Medicare Part B.

We acknowledge the Staff's comments and would propose adding the following disclosure set forth below to the MD&A section of the June 30 10-Q and will provide similar disclosure in our future periodic reports.

Under the caption “Overview”:

U.S. Health Care Reform

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, or PPACA, which was amended by the Health Care and Education Reconciliation Act of 2010. The PPACA, as amended, contains numerous provisions that impact the pharmaceutical and healthcare industries that are expected to be implemented over the next several years. We are continually evaluating the impact of the PPACA on our business. Presently, we have not identified any provisions that currently materially impact our business and results of operations. However, the potential impact of the PPACA on our business and results of operations is inherently difficult to predict as many of the details regarding the implementation of this legislation have not been determined and the impact on our business and results of operations may change as and if our business evolves.

Under the caption “Net Revenue”:

In the first XX months of 2011, we recognized a reduction in product net sales of approximately $XX million, a $XX million increase when compared to the XX months ended 2010 for rebates related to the PPACA.

Form 10-Q for the Quarterly Period Ended March 31, 2011
Notes to Unaudited Condensed Consolidated Financial Statements

15. Contingencies, page 11

2.     You state that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition or liquidity. However, adjustments, if any, to the Company's estimates could be material to operating results for the periods in which adjustments to the liability are recorded. We do not believe that this disclosure meets the requirements of ASC 450-20-50-3 and 50-4. Please provide us proposed disclosure to be included in future periodic reports, for all legal proceedings, to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated.

Mr. Jim B. Rosenberg
August 2, 2011

Response:

We acknowledge the Staff's comments and in future period reports, we will refine our disclosure of our accounting for loss contingencies, including with respect to legal proceedings, to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated as required by FASB Accounting Standards Codification Topic 450.
We propose making the following disclosure to our Form 10-Q for the quarter ended June 30, 2011 discussed below:
Part I - Item 1, “Notes to Unaudited Condensed Consolidated Financial Statements - Note 2, “Significant Accounting Policies” - We plan to add the following disclosure to Note 2:
Contingencies
The Company may be, from time to time, a party to various disputes and claims arising from normal business activities. The Company continually assesses litigation to determine if an unfavorable outcome would lead to a probable loss or reasonably possible loss which could be estimated. In accordance with the FASB's guidance on accounting for contingencies, the Company accrues for all contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. If the estimate of a probable loss is a range and no amount within the range is more likely, the Company accrues the minimum of the range. In the cases where the Company believes that a reasonable possible loss exists, the Company discloses the facts and circumstances of the litigation, including an estimable range, if possible.
Note 15, “Contingencies”- delete the current disclosure and replace it with the following disclosure:

The Company may be, from time to time, a party to various disputes and claims arising from normal business activities. The Company accrues for loss contingencies when information available indicates that it is probable that a liability has been incurred and the amount of such loss can be reasonably estimated.

Currently, the Company is party to the legal proceedings described in Part II, Item I of this quarterly report, which are principally patent litigation matters. The Company has assessed such legal proceedings and does not believe that it is probable that a liability has been incurred and the amount of any potential liability can be reasonably estimated so no loss contingencies were recorded related to these litigation matters. While it is not possible to determine the outcome of the matters described in Part II, Item 1 of this quarterly report, the Company believes that, the resolution of all such matters will not have a material adverse effect on its consolidated financial position or liquidity, but could possibly be material to the Company's consolidated results of operations in any one accounting period.

We acknowledge that:

Mr. Jim B. Rosenberg
August 2, 2011

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at (973) 290-6000.
Sincerely,

/s/ Glenn P. Sblendorio
Glenn P. Sblendorio
Executive Vice President and Chief Financial Officer